Exhibit 15.2

Beijing Dacheng Law Offices, LLP (Shanghai)

Consent Letter

May 12, 2025

To:	Hongli Group Inc.

No. 777, Daiyi Road,

Changle County, Weifang City,

Shandong Province, China, 262400.

Dear Sir/Madam,

We hereby consent to the references to our firm’s name in Hongli Group Inc.’s annual report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”), which will be filed with the Securities and Exchange Commission (the “SEC”) on the date hereof. We also consent to the filing of this consent letter with the SEC as an exhibit to the Annual Report.

In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or under the Securities Exchange Act of 1934, in each case, as amended, or the regulations promulgated thereunder.

Yours faithfully,

/s/ Beijing Dacheng Law Offices, LLP (Shanghai)
Beijing Dacheng Law Offices, LLP (Shanghai)